Annex A

Executive Officers of NB Alternatives Advisers LLC

The following sets forth certain information regarding the executive officers of NB Alternatives Advisers LLC.

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Anthony Tutrone	USA	Head of NB Alternatives Advisers LLC and Chief Executive Officer	1290 Avenue of the Americas New York, NY 10104